                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-78841

Prospectus Supplement
(To Prospectus dated April 6, 2000)

[LOGO] ACE

ACE Limited

$500,000,000

6% Notes due 2007

Interest payable April 1 and October 1

Issue price: 99.831%

The notes bear interest at the rate of 6% per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning October 1, 2002. The notes will mature on April 1, 2007. The notes are not redeemable before maturity and do not have the benefit of any sinking fund.

The notes are unsecured and rank equally with all of our other unsecured senior indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

The notes are not and will not be listed on any securities exchange.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                -----------------------------------------------
                         Price
                         to           Underwriting Proceeds
                         Public(1)    Discounts    to ACE(1)
                -----------------------------------------------
                Per Note 99.831%       .600%       99.231%
                -----------------------------------------------
                Total    $499,155,000  $3,000,000  $496,155,000
                -----------------------------------------------

(1)Plus accrued interest from March 22, 2002.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about March 22, 2002.

                               Joint Bookrunners
Banc of America Securities LLC                                         JPMorgan

Barclays Capital
                 Salomon Smith Barney
                                  Deutsche Banc Alex. Brown
                                                   Fleet Securities, Inc.
                                                              Wachovia
                                                              Securities

March 19, 2002

      No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall under any circumstances, create any implication that there has been no change in the affairs of ACE Limited since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               -----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                             Page
                                                                             ----
Forward-Looking Statements..................................................  S-3
Prospectus Supplement Summary...............................................  S-4
Use of Proceeds............................................................. S-11
Capitalization.............................................................. S-11
Summary Consolidated Financial Data......................................... S-12
Description of Notes........................................................ S-13
Certain Tax Consequences.................................................... S-17
Underwriting................................................................ S-19
Legal Opinions.............................................................. S-20

                                 Prospectus
About this Prospectus.......................................................    2
ACE Limited.................................................................    3
ACE INA.....................................................................    3
The ACE Trusts..............................................................    4
Use of Proceeds.............................................................    5
Ratio of Earnings to Fixed Charges and Preferred Share Dividends of ACE.....    5
General Description of the Offered Securities...............................    6
Description of ACE Capital Stock............................................    6
Description of the Depositary Shares........................................   19
Description of ACE Debt Securities..........................................   22
Description of ACE INA Debt Securities and Ace Guarantee....................   37
Description of the Warrants to Purchase Ordinary Shares or Preferred Shares.   56
Description of the Warrants to Purchase Debt Securities.....................   58
Description of Preferred Securities.........................................   59
Description of Preferred Securities Guarantees..............................   70
Description of Stock Purchase Contracts and Stock Purchase Units............   75
Plan of Distribution........................................................   75
Legal Opinions..............................................................   77
Experts.....................................................................   78
Enforcement of Civil Liabilities Under United States Federal Securities Laws   78
Where You Can Find More Information.........................................   78

                               -----------------

      References in this prospectus supplement to "ACE," "we," "us" and "our" refer to ACE Limited and its consolidated subsidiaries, unless otherwise specified.

                          FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which we describe in more detail elsewhere herein and in other documents filed by us with the Securities and Exchange Commission) include, but are not limited to:

    . the impact of the September 11/th tragedy and its aftermath on our insureds and reinsureds, on the insurance and reinsurance industry and on the economy in general and uncertainties relating to governmental responses to the tragedy, /

    . the ability to collect reinsurance recoverables and any delays with respect thereto,

    . the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates,

    . the uncertainties of the loss reserving process, including the difficulties associated with assessing environmental damage and latent injuries,

    . uncertainties relating to government and regulatory policies such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations and other legal, regulatory and legislative developments,

    . the actual amount of new and renewal business and market acceptance of our products,

    .  risks associated with the introduction of new products and services,

    . the competitive environment in which we operate, related trends and associated pricing pressures, market perception, and developments,

    .  actions that rating agencies may take from time to time,

    . developments in global financial markets, which could affect our investment portfolio and financing plans,

    .  changing rates of inflation and other economic conditions,

    .  losses due to foreign currency exchange rate fluctuations,

    . loss of the services of any of our executive officers, without suitable replacements being recruited in a reasonable time frame,

    .  the ability of technology to perform as anticipated,

    .  the amount of dividends received from subsidiaries, and,

    .  management's response to these factors.

      The words "believe", "anticipate", "estimate", "project", "should", "plan", "expect", "intend", "hope", "will likely result" or "will continue" and variations thereof and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  ACE Limited

General

      ACE Limited is a holding company incorporated with limited liability in the Cayman Islands which maintains its business office in Bermuda. Through our various subsidiaries, we provide a broad range of insurance and reinsurance products to insureds worldwide through operations in the United States and almost 50 other countries. In addition, we provide funds at Lloyd's of London, through ACE Global Markets, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies which are wholly owned subsidiaries of ACE. At December 31, 2001, we had total assets of $37.1 billion and shareholders' equity of $6.1 billion. We derive our revenue principally from premiums, fees and investment income. We operate through six business segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance (includes both property and casualty reinsurance business and life reinsurance business), ACE USA, ACE International and ACE Financial Services.

Strategy

      Our long-term business strategy focuses on achieving underwriting profits and providing value to our clients and shareholders through the utilization of our substantial capital base within the insurance and reinsurance markets. As part of this strategy, we have continued to review and expand, where appropriate, our product portfolio. In addition, we have made a number of strategic acquisitions and entered into strategic alliances to diversify our product lines, both geographically and by product type.

Our Operating Segments

      ACE Bermuda

      ACE Bermuda provides property and casualty insurance and reinsurance coverage including: excess liability, professional lines, financial solutions, satellite, excess property and political risk. The nature of coverage provided by these lines is generally expected to result in low frequency but high severity of individual losses. The reinsurance market is an integral part of the risk management strategy of ACE Bermuda and coverage has been secured on most major lines of business.

      The financial solutions division, ACE Financial Solutions, or ACE FSI, at December 31, 2001 accounted for approximately 75 percent of ACE Bermuda's gross premiums written. This group provides a variety of non-traditional insurance and finance-related solutions that conventional insurance does not address. These solutions are individually tailored to meet the needs of the insured and have the following common characteristics: multi-year contract terms; broad coverage that includes stable capacity and pricing for the insured; insured participation in the results of their own loss experience; and aggregate limits.

      ACE FSI also enters into loss portfolio transfer contracts from time to time. These contracts, which meet the established criteria for reinsurance accounting, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses.

      Sovereign Risk Insurance Ltd., ACE Bermuda's joint venture in the political risk area, provides insurance to financial institutions and major corporations, and reinsurance to multilateral development banks and national export agencies.

      ACE Global Markets

      ACE Global Markets primarily encompasses our operations in the Lloyd's market, including for segment purposes, the Lloyd's operations owned by ACE Financial Services. ACE Global Markets provides funds at Lloyd's to support underwriting by the ACE managed Lloyd's syndicates. Following the mergers of the ACE managed syndicates for the 2000 year of account, these syndicates comprised Syndicate 2488, the largest syndicate in Lloyd's, and Syndicate 1171, a life syndicate acquired as part of the ACE Financial Services acquisition. Syndicate 1171 ceased underwriting as of December 31, 2000. Syndicate 2488, provides property and casualty insurance and reinsurance as well as accident and health coverage on a worldwide basis through the Lloyd's worldwide licenses. The property and casualty business includes aviation, marine, property, professional lines, inward reinsurance, and political risk. Syndicate 2488 is a lead underwriter on a high proportion of the business it transacts in the Lloyd's market. A lead underwriter is involved in setting the terms and conditions of the policies written. ACE Global Markets is an established lead underwriter in the aviation and marine product lines.

      For the 2001 year of account, our participation in the underwriting capacity of the ACE managed syndicate was approximately $943 million out of the total $1.1 billion of capacity.

      For the 2002 year of account, we increased the capacity of the syndicate by 24 percent to $1.3 billion. In addition, for the 2002 year of account, we will provide 99.6 percent, of the capacity of Syndicate 2488 compared to 90 percent in 2001.

      All syndicates at Lloyd's are managed by managing agencies that receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates. We currently own four managing agencies. As our participation in the syndicates under management has grown, the amount of third party fees and profit commissions received by our managing agencies has decreased substantially.

      ACE Global Reinsurance

      The ACE Global Reinsurance segment includes both the property catastrophe and casualty reinsurance business and the life reinsurance business. The life reinsurance business completed its first full year of operations in 2001.

      The principal business of the ACE Global Reinsurance segment is the operations of ACE Tempest Re, which primarily includes property catastrophe reinsurance provided worldwide to insurers of commercial and personal property. Property catastrophe reinsurance protects a ceding company against an accumulation of losses covered by the insurance policies it has issued arising from a common event or "occurrence." ACE Tempest Re underwrites reinsurance principally on an excess of loss basis. Other property reinsurance written by ACE Tempest Re on a limited basis for select clients, includes proportional property and per risk excess of loss treaty reinsurance.

      In early 2000, ACE Tempest Re initiated plans to expand its operations to become a multiline global reinsurer. This expansion is expected to reduce volatility and enable ACE Tempest Re to diversify its business and offer a broad range of products to satisfy client demand. An expanded product offering is considered vital to capturing an increasing share of the future reinsurance market. In April 2000, ACE Tempest Re U.S.A. Inc., or ACE Tempest U.S. was established in the U.S. ACE Tempest U.S. is wholly owned by ACE INA and acts as an underwriting agency on behalf of two of the U.S. companies in the ACE group. Its initial focus has been on writing property per risk and casualty reinsurance.

      The principal business of the ACE Global Life Reinsurance division, or ACE Life Re, is to provide reinsurance coverage to other life insurance companies. These reinsurance transactions will typically help clients

(ceding companies) to manage mortality, morbidity, and/or lapse risks embedded in their book of business. In addition to managing these risks and as a by-product, clients may also benefit by locking in and monetizing future profits, releasing capital and/or reduce earnings volatility. Calendar year 2001 represents the first full year of operations for ACE Life Re. The strategic focus of ACE Life Re is to differentiate itself as a niche player in its targeted lines of business: blocks of individual life insurance, annuities (fixed and variable) and group long-term disability. It does not intend to compete on a "traditional" basis for pure mortality business but, instead, it will seek to assist clients as a capital and strategic partner with customized solutions for the management of their risks.

      ACE USA

      The principal business of ACE USA is the combined business of ACE US Holdings, which we acquired January 2, 1998, and the domestic operations of ACE INA acquired on July 2, 1999. The operations of ACE USA include ongoing domestic operations as well as the run-off operations of Brandywine Holdings, Inc., or Brandywine, which does not write new policies and "other" operations. The "other" operations include the run-off of Commercial Insurance Services, or CIS, residual market worker's compensation business, pools and syndicates not attributable to a single business group, the run-off of open market facilities and the run-off results of other various exited lines of business.

      During 2001, the ongoing insurance operations, which provide specialty property and casualty products, were organized into seven distinct business groups. The Westchester Specialty Group is comprised of the Westchester specialty business including property, inland marine, specialty casualty, excess casualty, affinity markets which is program property business, a portion of which is catastrophe coverage, and diversified products, which includes the agri-business and specialty programs. ACE USA's Specialty Property and Casualty Group serves the global property, energy, power products and commercial marine markets, in addition to offering international casualty products for U.S. based companies. The ACE USA Risk Management Group, which was formerly known as Special Risk Facilities, provides coverage solutions for national accounts casualty and excess business, as well as group casualty and wrap up programs which relate to general liability and worker's compensation coverage for large single or mult-location construction projects. The Professional Risk Group provides insurance policies that protect against management liability and professional liability as well as surety, aviation and satellite risks. The Financial Solutions Group develops non-traditional alternative risk products, which protect clients from financial, operational and enterprise risks. Solutions for these difficult to insure risks might include products that serve to stabilize a client's earnings, provide credit protection or resolve accounting or regulatory issues. During 2001, ACE USA launched the Consumer Solutions Group, which consolidated the existing consumer businesses including warranty, recreational marine and disaster mortgage protection, with the national call center and the direct specialist group to take better advantage of cross selling products, and concentrate marketing and sales efforts in the consumer marketplace. ACE USA will be looking at new opportunities to expand its product offerings in the consumer area. The Accident and Health Group was launched in 2001 to develop opportunities and expand into the U.S. specialty accident and health arena. This newly established US group will capitalize on the global accident and health market expertise developed over many years by the ACE International segment.

      ACE USA's on-going insurance related operations include those of ESIS Inc., the company's in-house third party claims administrator, which provides its clients with claim management and loss cost reduction services including comprehensive medical managed care and pre-loss control and risk management services. Additional insurance related services are offered by Recovery Services International, which sells salvage and subrogation and health care recovery services. ACE USA also holds a majority ownership interest in several warranty administrators, who distribute warranty insurance products. During 2001 the Consumer Solutions Group acquired YouDecide.com, Inc., which provides client companies an Internet platform where their employees are offered a broad selection of non-employer sponsored financial products, including insurance.

      Following the acquisition of the domestic operations of ACE USA on July 2, 1999, we made substantial structural and operational changes to enhance profitability and operating controls in the segment. These changes included restructuring the operating divisions from three large groups to the business groups discussed above. These operational changes were made to enhance our ability to better focus on profitable underwriting and cross-market our products between domestic operating groups and our other segments. We also consolidated locations and closed offices throughout the US, outsourced the IT function, and reduced staff by approximately 2,000 people. These cost reduction efforts had a positive impact in both 2001 and 2000 on both the expense ratio and the loss ratio, due to a reduction in unallocated loss adjustment expenses.

      As part of the restructuring of the operating divisions, ACE USA critically evaluated all lines of business and has exited contracts and lines of business that did not have a long-term strategic fit. This effort continued into 2001 with the sale of our Financial Institution Specialists Division to SAFECO Corporation. During the year ended December 31, 2000, the culling of unprofitable and non-strategic business amounted to a reduction of gross premiums written of approximately $160 million. The focus on profitable business together with a commitment to continually promote cost reduction efforts enabled ACE USA to operate for the years ended December 31, 2001 and 2000 at a combined ratio under 100 percent.

      In addition to the exited business discussed above, ACE USA sold the renewal rights for all of its CIS business in 1999 and planned to sell the assets and liabilities pertaining to the historical book of business as well as the in-force book of business which it still owned. As of December 31, 2001, the remaining business of CIS continues to run-off and has not been sold.

      The Brandywine run-off operation was created in 1995, before the acquisition by ACE, by the restructuring of ACE INA's domestic operations into two separate operations, ongoing and run-off. Brandywine contains substantially all of ACE INA's asbestos and environmental exposures as well as various run-off insurance and reinsurance businesses. The run-off operations do not actively sell insurance products, but are responsible for the management of run-off policies and related claims including those for asbestos-related and environmental pollution exposures. Certain competitors and policyholders of CIGNA have challenged the regulatory approvals resulting in the creation of Brandywine. In July 1999, the Pennsylvania Supreme Court upheld the action of the Pennsylvania Insurance Commissioner in granting such approvals. In December 1999, competitors of ACE filed an action in the Superior Court of California alleging that the restructuring did not meet the requirements of certain California statutes. The case is in the preliminary stages of litigation.

      ACE International

      ACE International is a global franchise with a presence in nearly 50 countries. This franchise was created through the merger of the Insurance Company of North America, or INA, which started its international operations over 100 years ago, and the American Foreign Insurance Association.

      ACE International's operations provide insurance coverage on a worldwide basis excluding the United States. The principal business operations are focused on property and casualty, accident and health, and consumer-oriented products. Operating management is carried out through four regional teams:
Europe, Far East, Asia Pacific and Latin America.

      The international property and casualty operations are conducted through a specialist insurance organization offering capacity and technical expertise in the underwriting and servicing of large and unique risks for targeted commercial customer segments, as well as individual coverages in selected markets. Property insurance products include traditional commercial fire coverage as well as energy industry-related and other technical coverages. Principal casualty products are commercial general liability and liability coverage for multinational organizations. Marine cargo and hull coverages are written in the London market as well as in marine markets throughout the world. The operations also design and implement risk-financing alternatives for customers whose approach to risk management includes some form of self-insurance.

      The international accident and health insurance operations provide products that are designed to meet the insurance needs of individuals and groups outside of U.S. insurance markets. These products include accidental death, medical, hospital indemnity and income protection coverages.

      The consumer products segment provides specialty products and services designed to meet the needs of specific target markets, and is distributed through non-traditional distribution channels. These products include warranty, auto, homeowners, motor homes, real estate--related services, personal umbrella, recreational marine and other coverages specific to personal risk exposures.

      For the year ended December 31, 2001, gross premiums written from accident and health and consumer products accounted for 27 percent of ACE International's premiums.

      In conducting its non-U.S. business, ACE International reduces the risks relating to currency fluctuations by maintaining investments in those foreign currencies in which the operation transacts business, with characteristics of those investments similar to the related liabilities in those currencies. The net asset or liability exposure to the various foreign currencies is regularly reviewed.

      ACE Financial Services

      The companies in the ACE Financial Services segment offer value-added insurance, reinsurance and financial derivative products to the insurance and capital markets, which provide protection from credit or financial risks. ACE Financial Services writes municipal and non-municipal financial guaranty reinsurance, single-name and portfolio credit default swaps, mortgage guaranty reinsurance, trade credit reinsurance, title reinsurance, life and annuity reinsurance and residual value reinsurance.

      The ACE Financial Services segment primarily carries out its business through the following legal vehicles: ACE Guaranty Re Inc., or AGR, ACE Capital Re International Ltd., or ACRI, ACE Capital Mortgage Reinsurance Company, or ACMR, ACE Capital Re Overseas Ltd., or ACRO, ACE Financial Overseas Ltd., or AFOL, and ACE Capital Title Reinsurance Company, or ACTR.

      ACE Financial Services' financial guaranty business is conducted primarily through AGR. AGR serves the U.S. domestic and international financial guaranty reinsurance markets. It is a leading reinsurer (by market share) of financial guaranties of investment grade debt obligations--principally of municipal and non-municipal obligors. ACRI and ACRO are primarily focused on providing highly structured solutions to problems of financial and risk management through reinsurance and other forms of credit enhancement. ACMR and ACTR are New York regulated monoline reinsurance companies providing mortgage guaranty reinsurance and title reinsurance respectively. AFOL is a company organized under the laws of the United Kingdom, and is registered as a "Category D" company with the UK Financial Services Authority arranging transactions in credit derivatives and other financial swaps.

      Financial guaranty insurance is a type of credit enhancement, similar to a surety, which is regulated under the insurance laws of various jurisdictions. Financial guaranty insurance provides an unconditional and irrevocable guaranty that indemnifies the insured against nonpayment of principal and interest on an insured debt obligation when due. Additionally, ACE Financial Services' financial guaranty business provides municipal and non-municipal credit risk protection on a facultative basis to a wide variety of counterparties through both single-name and portfolio credit default swap transactions.

      Mortgage guaranty insurance is a specialized class of credit insurance, providing protection to mortgage lending institutions against the default of borrowers on mortgage loans. Title insurance essentially provides the acquirer or the mortgagee of real property with two forms of coverage. The first assures that the search and examination of the real estate records, upon which the acquirer or mortgagee is relying for good and clean title, was properly performed. The second form of coverage assures that all previously existing mortgages and liens will be paid off from the proceeds of the sale or refinancing of the property. Trade credit insurance protects sellers of goods and services from the risk of non-payment of trade receivables and is a large, well-established specialty insurance product, particularly in Western Europe. Policyholders are generally covered for short-term exposures (generally less than 180 days and averaging 60-90 days) to insolvency or payment defaults by domestic and/or foreign buyers. Some export credit policies also cover political events, which can disrupt either the flow of goods and services or payment for goods and services. Life and annuity reinsurance provides long-duration funded reinsurance for portfolios of lives where the reinsured seeks capital or balance sheet relief by the transfer of the mortality or morbidity risks in the portfolios. Residual value reinsurance is generally provided to the captives of motor vehicle manufacturers or lessors, whereby the coverage effectively guarantees the residual value of portfolios of leased vehicles at the termination of the lease term.

                                 The Offering

Issuer............. ACE Limited

Securities Offered. $500,000,000 aggregate principal amount of 6% notes due 2007.

Maturity........... The notes will mature on April 1, 2007.

Interest........... Interest on the notes will accrue from March 22, 2002 and will be payable on April 1 and October 1 of each year, beginning October 1,
                    2002.

Sinking Fund....... None.

Optional Redemption None.

Ranking............ The notes will be our senior unsecured obligations and will rank equally with all other unsecured and unsubordinated indebtedness.
                    The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. As of
                    December 31, 2001, our subsidiaries had $2.7 billion of indebtedness outstanding.

Covenants.......... The indenture under which we will issue the notes contains covenants that, among other things, limit our ability to (1) dispose of, or incur indebtedness secured by, the capital stock of designated subsidiaries and (2) engage in mergers, consolidations, amalgamations and sales of all or substantially all of their assets. See "Description of ACE Debt
                    Securities--Covenants Applicable to ACE Senior Debt Securities" in
                    the accompanying prospectus.

Use of Proceeds.... We intend to use the net proceeds to repay debt and for general corporate purposes. See "Use of Proceeds."

                                USE OF PROCEEDS

      Our net proceeds from the sale of the notes (after deducting estimated expenses of the offering) are estimated to be approximately $495,780,000. The proceeds from the offering will be used to repay debt and for general corporate purposes. Pending application of the proceeds, we will invest the proceeds in marketable securities. At February 28, 2002, we had outstanding approximately $340 million of commercial paper, with a weighted average maturity of approximately 33 days and bearing a weighted average interest rate of approximately 2.05%.

                                CAPITALIZATION

      The following table sets forth, as of December 31, 2001, our short-term debt and capitalization (1) on an historical basis, and (2) as adjusted to give effect to the sale of the notes offered hereby and the application of the estimated net proceeds from such sale to repay $350 million of short-term debt. You should read this table in conjunction with our historical consolidated financial statements and the notes thereto.

                                                                            As of December 31, 2001
                                                                            ----------------------
                                                                              Actual    As Adjusted
                                                                            ----------  -----------
                                                                            (dollars in thousands)
Short-Term Debt............................................................ $  495,408  $  145,408
                                                                            ==========  ==========
Long-Term Debt
   Notes offered hereby....................................................         --     500,000
   8.20% ACE INA Notes due 2004............................................    400,000     400,000
   8.30% ACE INA Notes due 2006............................................    299,473     299,473
   8.63% ACE US Holdings Senior Notes due 2008.............................    250,000     250,000
   11.2% ACE INA Subordinated Notes due 2009...............................    300,000     300,000
   8.875% ACE INA Debentures due 2029......................................    100,000     100,000
                                                                            ----------  ----------
       Total long-term debt................................................  1,349,473   1,849,473
                                                                            ----------  ----------
Hybrid trust preferred securities..........................................    875,000     875,000
                                                                            ----------  ----------
Mezzanine Equity...........................................................    311,050     311,050
                                                                            ----------  ----------
Shareholders' equity:
   Ordinary Shares ($0.041666667 par value; 300,000,000 shares authorized,
     259,861,205 shares issued and outstanding)............................     10,828      10,828
   Additional paid-in capital..............................................  3,710,698   3,710,698
   Unearned stock grant compensation.......................................    (37,994)    (37,994)
   Deferred compensation obligation........................................     16,497      16,497
   Retained earnings.......................................................  2,321,576   2,321,576
   Accumulated other comprehensive income..................................    101,599     101,599
   Ordinary shares issued to employee trust................................    (16,497)    (16,497)
                                                                            ----------  ----------
       Total shareholders' equity..........................................  6,106,707   6,106,707
                                                                            ----------  ----------
          Total capitalization............................................. $8,642,230  $9,142,230
                                                                            ==========  ==========

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary historical consolidated financial and other data. The year-end financial data have been derived from our audited financial statements. The financial data for the interim periods have been derived from our unaudited financial statements and include, in the opinion of our management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the interim periods do not necessarily indicate the results to be expected for the full fiscal year. On December 30, 1999, we acquired Capital Re Corporation which is engaged in the financial guaranty reinsurance business. The actual results of these operations are included in our results since the acquisition date. On July 2, 1999, we completed the acquisition of CIGNA's property and casualty business. The actual results of those operations since the acquisition date have been included in our results for the year ended December 31, 1999. On July 9, 1998, we completed the acquisition of Tarquin Limited, which we accounted for on a pooling-of-interests basis. We have restated all prior financial information presented to include the results of operations and financial position of the combined entities. For the historical annual periods prior to 1999 presented below, our fiscal year ended on September 30. From and after July 2, 1999, our fiscal year was changed to December 31. You should read the following information in conjunction with our financial statements and related notes and the other financial and statistical information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

                                                                                    Three Months
                                                                                        Ended              Years Ended
                                                 Years Ended December 31,           December 31,          September 30,
                                          -------------------------------------  ------------------  ----------------------
                                             2001         2000         1999        1998      1997       1998        1997
                                          -----------  -----------  -----------  --------  --------  ----------  ----------
Operations Data:
Net premiums written..................... $ 6,363,614  $ 4,879,354  $ 2,495,348  $154,103  $153,149  $  880,973  $  789,773
Net premiums earned......................   5,917,177    4,534,763    2,485,737   218,007   205,330     894,303     805,372
Net investment income....................     785,869      770,855      493,337    85,095    63,672     324,254     253,440
Net realized gain (loss) on investments..     (58,359)     (38,961)      37,916   130,154    27,493     188,385     127,702
Losses and loss expenses.................   4,552,456    2,936,065    1,639,543   111,169   122,255     516,892     486,140
Life and annuity benefits................     401,229           --           --        --        --          --          --
Policy acquisition costs, administrative
 and other expenses......................   1,614,667    1,393,432      833,312    69,030    44,630     271,566     153,486
Amortization of goodwill.................      79,571       78,820       45,350     4,435     2,271      12,834       7,325
Interest expense.........................     199,182      221,450      105,138     4,741     1,361      25,459      11,657
Income taxes (benefit)...................     (78,674)      93,908       28,684     5,342     3,768      20,040      25,181
Cumulative effect of adopting a new
 accounting standard (net of income
 tax)....................................     (22,670)          --           --        --        --          --          --
                                          -----------  -----------  -----------  --------  --------  ----------  ----------
Net income (loss)........................ $  (146,414) $   542,982  $   364,963  $238,539  $122,210  $  560,151  $  502,725
                                          ===========  ===========  ===========  ========  ========  ==========  ==========
Balance sheet data (at end of period):
Total investments and cash............... $15,935,913  $13,762,324  $12,875,535        NM        NM  $6,201,074  $4,787,916
Total assets.............................  37,186,764   31,689,526   30,122,888        NM        NM   8,788,753   5,647,596
Net unpaid losses and loss expenses......  10,399,014    9,330,950    8,908,817        NM        NM   2,678,341   2,006,873
Net future policy benefits for life and
 annuity contracts.......................     377,394           --           --        --        --          --          --
Mezzanine equity.........................     311,050      311,050           --        NM        NM          --          --
Total shareholders' equity...............   6,106,707    5,420,211    4,450,560        NM        NM   3,714,270   2,785,155
Selected Other Data:
Loss and loss expense ratio (1)..........        82.6%        64.7%        66.0%     51.0%     59.5%       57.8%       60.4%
Underwriting and administrative
 expense ratio (1).......................        29.1%        30.8%        33.5%     31.7%     21.7%       30.4%       19.0%
Combined ratio (1).......................       111.7%        95.5%        99.5%     82.7%     81.2%       88.2%       79.4%
Net loss reserves to shareholders' equity
 ratio...................................       175.5%       172.2%       200.2%       NM        NM        72.1%       72.1%
Net premiums written to shareholders'
 equity ratio............................       104.2%        90.1%        56.1%       NM        NM        23.7%       28.4%
Basic earnings (loss) per share before
 cumulative effect of adopting a new
 accounting standard..................... $     (0.64) $      2.37  $      1.88  $   1.23  $   0.68  $     3.03  $     2.73
Basic earnings (loss) per share..........       (0.74)        2.37         1.88      1.23      0.68        3.03        2.73
Diluted earnings (loss) per share before
 cumulative effect of adopting a new
 accounting standard.....................       (0.64)        2.31         1.85      1.21      0.67        2.96        2.69
Diluted earnings (loss) per share........       (0.74)        2.31         1.85      1.21      0.67        2.96        2.69
Ratio of Earnings to Fixed Charges.......          (2)         3.6x         4.1x     48.4x     72.5x       22.4x       40.7x

--------
NM--Not meaningful
(1)Excluding life reinsurance business
                                               Footnotes continued on next page

(2)For purposes of computing the following ratios, earnings consist of net income before income tax expense (excluding interest costs capitalized) plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs (including interest costs capitalized) plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals). Earnings for the year ended December 31, 2001, were insufficient to cover fixed charges by $17.4 million.

                             DESCRIPTION OF NOTES

      We have summarized provisions of the notes below. The notes constitute "ACE senior debt securities" described in the accompanying prospectus. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the ACE senior debt securities under the caption "Description of ACE Debt Securities and ACE Guarantee" in the accompanying prospectus. As used in this section "ACE," "we," "us" and "our" refer to ACE Limited, the issuer of the notes.

General

      The notes will be issued as a separate series of debt securities under an indenture dated as of March 15, 2002 between ACE and Bank One Trust Company, N.A. (formerly, The First National Bank of Chicago), as trustee. This indenture constitutes the "ACE senior indenture" described in the accompanying prospectus.

      The notes will mature on April 1, 2007 and will bear interest at a rate of 6% per year. Interest on the notes will accrue from March 22, 2002, or from the most recent interest payment date to which interest has been paid or duly provided for. In each case, we:

    . will pay interest on the notes semiannually on April 1 and October 1 of each year, commencing October 1, 2002;

    . will pay interest to the person in whose name a note is registered at the close of business on the March 15 or September 15 preceding the interest payment date;

    . will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

    .  will make payments on the notes at the offices of the trustee; and

    . may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

      If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity date, as the case may be, to such next business day. "Business day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

      We may, without the consent of the holders of the notes, reopen this issue of notes and issue additional notes of the same series with substantially similar terms.

      We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes will not be subject to redemption and will not have the benefit of any sinking fund.

Ranking

      The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness.

      The notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. The indenture does not limit the amount of debt that we or our subsidiaries can incur. However, the indenture does restrict our and our subsidiaries' ability to incur secured debt. See "Description of ACE Debt Securities--Covenants Applicable to ACE Senior Debt Securities" in the accompanying prospectus.

      In addition, we conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as a subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. As of December 31, 2001, our subsidiaries had $2.7 billion of indebtedness outstanding.

Notices

      We will mail notices and communications to a holder's address as shown on the note register.

Paying Agents and Transfer Agents

      The trustee will be the paying agent and transfer agent for the notes.

The Trustee

      Bank One Trust Company, N.A is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees.

Book-Entry Delivery and Settlement

      We will issue the notes in the form of one or more permanent global notes in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

      DTC has advised us as follows:

    . DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

    . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

    . Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

    . DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.;

    . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

    . The rules applicable to DTC and its participants are on file with the SEC.

      We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

      We expect that under procedures established by DTC:

    . upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

    . ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in a global security to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

      Neither ACE nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

      Payments on the notes represented by the global securities will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global security as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

      Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

      We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global securities upon surrender by DTC of the global securities only if:

    . DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

    .  an event of default has occurred and is continuing; or

    .  we determine not to have the notes represented by a global security.

      Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                           CERTAIN TAX CONSEQUENCES

United States

      The following summary describes the material United States federal income and certain estate tax consequences of the acquisition, ownership and disposition of the notes. This summary provides general information only and is directed solely to original holders purchasing notes in this offering. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations currently in effect, and administrative pronouncements and judicial decisions, all of which are subject to change, possibly retroactively. Unless otherwise stated, this summary is limited to the tax consequences to those persons who hold notes as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, persons holding notes in connection with a hedging transaction, "straddle," conversion transaction, or other integrated transaction, persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar, or persons who are not United States persons (as defined below).

      Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      For purposes of the following discussion, a "United States person" means a beneficial owner of a note that is for United States federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and (2) one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds notes, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

Payment of Interest

      Interest on a note generally will be taxable to a United States person as ordinary income at the time it is accrued or is received in accordance with the United States person's method of accounting for tax purposes. The amount of interest required to be included in income by a United States person will also include the amount of taxes, if any, withheld by us. Interest income on the notes will constitute foreign source income and a U.S. holder may generally claim either a deduction or, subject to certain limitations, a foreign tax credit in respect of any foreign tax imposed on such interest payments for United States federal income tax purposes. The rules relating to foreign tax credits and the timing thereof are complex and United States persons are urged to consult their tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

Sale, Exchange or Retirement of the Notes

      Upon the sale, exchange, or retirement of a note, a United States person will recognize taxable gain equal to the difference between (i) the amount of cash and fair market value of property received (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be includable as interest as described in the preceding paragraph) and (ii) the United States person's adjusted tax basis in the note. A United States person's adjusted tax basis in a note generally will equal the cost of the note to the United States person, reduced by any principal payments received by such person.

      In general, gain or loss realized on the sale, exchange or retirement of a note will be capital gain or loss. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be subject to tax at lower rates than ordinary income for taxpayers who are individuals, trusts, or estates) and losses (the deductibility of which is subject to limitations).

Information Reporting and Backup Withholding

      We may be required to withhold from any payment of principal or interest on, or the proceeds of a disposition of, the notes a tax (at the applicable statutory rate) if the United States person fails to furnish or certify his correct taxpayer identification number to us in the manner required, fails to certify that such United States person is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules. In addition, such payment of principal and interest to a United States person generally will be subject to information reporting. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against that United States person's United States federal income tax and may entitle that United States person to a refund, provided that required information is furnished to the United States Internal Revenue Service.

Cayman Islands Taxation

      Interest, if any, paid by us on the notes is not subject to Cayman Islands withholding tax.

Bermuda Taxation

      Currently, there is no Bermuda withholding tax on interest, if any, paid by us.

                                 UNDERWRITING

      Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite its name below:

                                                      Principal
                                                      Amount of
               Underwriter                              Notes
               -----------                           ------------
               Banc of America Securities LLC....... $150,000,000
               J.P. Morgan Securities Inc...........  150,000,000
               Barclays Capital Inc.................   40,000,000
               Salomon Smith Barney Inc.............   40,000,000
               Deutsche Banc Alex. Brown Inc........   20,000,000
               First Union Securities, Inc..........   20,000,000
               Fleet Securities, Inc................   20,000,000
               ABN AMRO Incorporated................    6,667,000
               Banc One Capital Markets, Inc........    6,667,000
               Comerica Securities, Inc.............    6,667,000
               Commerzbank Capital Markets Corp.....    6,667,000
               Credit Lyonnais Securities (USA) Inc.    6,667,000
               Mellon Financial Markets, LLC........    6,667,000
               RBC Dominion Securities Corporation..    6,666,000
               The Royal Bank of Scotland plc.......    6,666,000
               Tokyo-Mitsubishi International plc...    6,666,000
                                                     ------------
                      Total......................... $500,000,000
                                                     ============

      Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

      The notes will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligations to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

      The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of .350% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

      We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

      In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

      Expenses associated with this offering, to be paid by us, are estimated to be $375,000.

      Banc of America Securities LLC ("Banc of America") and J.P. Morgan Securities Inc. ("JPMorgan") will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America and JPMorgan and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc of America and JPMorgan based on transactions Banc of America and JPMorgan conduct through the system. Banc of America and JPMorgan will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.
      First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus supplement, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of First Union Securities, Inc., which may or may not be participating as a separate selling dealer in the distribution of the Notes.

      In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial backing and/or investment banking transactions with us and our affiliates.

                                LEGAL OPINIONS

      Certain legal matters with respect to United States and New York law will be passed upon for ACE by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Certain legal matters will respect to Cayman Islands law will be passed upon for ACE by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies. Certain legal matters with respect to Bermuda law will be passed upon for ACE by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Mayer, Brown, Rowe & Maw and Sidley Austin Brown & Wood LLP will rely on the opinion of Maples and Calder with respect to Cayman Islands law and the opinion of Conyers, Dill & Pearman with respect to Bermuda law.

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